EXHIBIT 12.1

APACHE CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions, except ratio data)

(Unaudited)	2015	2014	2013	2012	2011

EARNINGS
Pretax income (loss) from continuing operations	$(28,226)	$(2,809)	$3,908	$3,900	$6,971
Add: Fixed charges excluding capitalized interest	327	263	323	275	277

Adjusted Earnings	$(27,899)	$(2,546)	$4,231	$4,175	$7,248

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$486	$499	$560	$500	$429
Amortization of debt expense	11	6	8	7	5
Interest component of lease rental expenditures (2)	57	45	69	62	60

Fixed charges	554	550	637	569	494
Preferred stock dividend requirements (3)	-	-	88	222	139
Noncontrolling interest	(409)	343	56	-	-

Combined Fixed Charges and Preferred Stock Dividends (1)	$145	$893	$781	$791	$633

Ratio of Earnings to Fixed Charges (4)	-	-	6.64	7.33	14.65

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (5)	-	-	5.42	5.28	11.44

(1)

Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)

Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies for all periods presented.

(3)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.

(4)	The Company’s 2015 and 2014 earnings are inadequate to cover fixed charges, with a deficit of $28.5 billion and $3.1 billion, respectively.

(5)	The Company’s 2015 and 2014 earnings are inadequate to cover fixed charges and noncontrolling interest, with a deficit of $28.0 billion and $3.4 billion, respectively.